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October 29, 2010 VIA EDGAR AND FEDERAL EXPRESS Securities and Exchange Commission Mail Stop 4561 100 F Street, N.E. Washington, D.C. 20549	FIRM / AFFILIATE OFFICES
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Attention:	Barbara C. Jacobs, Assistant Director
Mark P. Shuman, Branch Chief
Stephen Krikorian, Accounting Branch Chief
Courtney Haseley, Staff Attorney
Laura Veator, Staff Accountant

Re:	Demand Media, Inc.
Registration Statement on Form S-1 (Registration No. 333-168612)

Ladies and Gentlemen:

On behalf of Demand Media, Inc. (the “Company” or “Demand Media”), we are hereby filing Amendment No. 3 (“Amendment No. 3”) to the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on August 6, 2010 (the “Registration Statement”).  For your convenience, we have enclosed a courtesy package which includes ten copies of Amendment No. 3, five of which have been marked to show changes from the filing of Amendment No. 2 to the Registration Statement.

Amendment No. 3 has been revised to reflect the Company’s responses to the comments received by facsimile on October 25, 2010 from the staff of the Commission (the “Staff”).  For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.  All page numbers in the responses below refer to Amendment No. 3, unless otherwise indicated.

Amendment No. 2 to Form S-1 Registration Statement, filed October 12, 2010

Management’s Discussion and Analysis of Financial Condition and Results of operations Critical Accounting Policies and Estimates

Stock-based Compensation

Common Stock Valuations, page 75

1.                                     We note that the business enterprise value has increased significantly in the two most recent valuations.  Expand your disclosures to further explain why these valuations have increased.  In this regard, the disclosure should describe the reasons for the increase in projected revenue and the increased confidence in medium term revenue growth rates and their effects on your valuations.  In addition, the July through August valuation identifies an increase in probability of an IPO as one of the reasons for the increase in valuation; however, the IPO probability did not change from the previous valuation.

Response:  In response to the Staff’s comment, the Company has revised the disclosure including the identification of an increase in the probability of an IPO as one of the reasons for the increase in valuation in the June 30, 2010 valuation of its common stock.  Please see pages 78 to 79 of Amendment No. 3.

Management, page 122

General

2.                                     We note that Mr. Rosenblatt was the former chief executive officer of DrKoop.com, Inc., and that within two years of Mr. Rosenblatt’s appointment to such position, DrKoop.com filed for Chapter 7 bankruptcy.  Please advise what consideration you gave to disclosing that bankruptcy and Mr. Rosenblatt’s involvement therein.  Refer to Item 401(f)(1) of Regulation S-K and the related instructions in formulating your response.

Response:  In response to the Staff’s comment, the Company has revised the disclosure to disclose the bankruptcy of drkoop.com and Mr. Rosenblatt’s involvement therein.  Please see page 125 of Amendment No. 3.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Intangibles Assets — Media Content, page F-13

3.                                     We note your response to prior comment 6 that the company’s entire portfolio of media content is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and asset groups.  We further note your statement on page 111 that you calculate the internal rate of return on all content that you publish in a particular quarter based on advertising revenue generated by the cohort and direct costs of the content.  Tell us why you do not believe that you have identifiable cash flows that are largely independent of the cash flows of other assets and liabilities and asset groups for your quarterly cohorts.

Response:  The Company respectfully advises the Staff that, while it does track cohort page views, other data and upfront acquisition costs sufficient for its internal rate of return (“IRR”) calculation, it does not believe that it has identifiable cash flows that are largely independent of the cash flows of other assets and liabilities and asset groups for its quarterly cohorts.

The Company uses IRR as a periodic management reporting measure of indicative direct returns on capital invested in each cohort of content acquired over a period in time, typically a quarter.  While the Company views the IRR measure as a reasonable and primary guide in making purchase decisions and monitoring performance, we advise the Staff that the IRR measure contains fundamental limitations and is specifically computed using  conservative assumptions.  For example, the IRR for a given cohort is not designed to measure or capture all revenues generated from the Company’s acquired content and all costs necessary to deploy acquired content.  Instead, IRR is designed as a reasonable and sufficient predictive measurement tool for management to acquire and monitor content.  Please see the response to comment 4 below for additional details regarding the capitalization of acquired content.

Specific limitations of the IRR calculation that support the Company’s view that its quarterly cohorts do not represent identifiable cash flows that are largely independent of the cash flows of other assets and liabilities include the following:

•                  IRR does not include indirect revenues generated by acquired content, which are material to the overall revenues generated from the Company’s portfolio of evergreen content.  Indirect revenues include those generated from advertising displayed on non-article pages such as a website’s home page or a landing page related to an overall content category that includes links to various units of content, but no individual unit of content is actually displayed on the page.  It is important to note that it is the relative abundance, depth and quality of the Company’s aggregate portfolio of content that either creates or enhances the opportunity for consumers to visit non-article pages, and therefore generate indirect advertising revenues.  For example, indirect revenue growth has generally tracked direct revenue growth on the Company’s content websites over time.  Also, branded advertising contracts often require the purchase of advertising impressions based upon total page views generated across the aggregate of an entire website - or multiple different websites - owned and operated by the Company as opposed to a specific unit or category of content.  Thus, neither the Company nor the advertiser has an expectation as to which content will be utilized to fulfill the service obligation.  Indirect revenues represent a significant portion of the economic benefits and underlying cash flows generated by the Company’s investment in its aggregated portfolio of evergreen content.  For example, indirect revenues generated by the Company’s largest content website, eHow.com, represented approximately 37% of that website’s total revenues during the quarter ended September 30, 2010.

•                  IRR does not include all costs necessary to ultimately fulfill its content service offering.  Deployment of the Company’s evergreen content requires the Company to incur significant infrastructure costs, such as computer hardware and equipment and related software, necessary for the hosting, delivery, monitoring and optimization of our content with high service levels of website uptime, web page load speed and sufficient bandwidth and network capacity.  Acquired content cannot be monetized without the establishment and continued maintenance of the platform to enable delivery of content to consumers and thus monetize their page views.

•                  IRR does not attempt to value other substantial economic benefits of deploying content at scale.  Aggregated original and professionally edited content – logically interconnected within a sophisticated taxonomy and site map – in scale, differentiates the Company’s acquired content with search engine algorithms, enabling it to capture increased visitor traffic and page views.  Further, an aggregated content portfolio of credibility and scale – both within advertising categories and overall – helps drive audience rankings by third parties, such as comScore, which are used by branded advertisers in allocating their marketing budgets. These factors point toward the collective portfolio of content driving substantive increases in visitor traffic and page views, which in turn results in additional revenue and related cash flows that could not be achieved at the level of an individual quarterly cohort published in isolation supporting the Company’s determination that identifiable cash flows are not largely independent of the cash flows of other assets and liabilities for a quarterly cohort.

While management uses IRR as a measure to support its content investment decisions and to monitor performance trends, it acknowledges that it is not a comprehensive measure of all of the identifiable cash flows from its content service offering for purposes of asset grouping.  As discussed above, IRR is a time based measure that excludes: (i) significant portions of the total revenue from content, (ii) the substantial shared costs necessary to deploy and monetize content, and (iii) the economic benefits of interconnecting high quality units of evergreen content at scale within an established portfolio.

Based on the factors noted above, the Company believes that its IRR measure of quarterly cohorts is not an appropriate method to identify the underlying cash flows for purposes of asset grouping and related impairment testing of the Company’s content.  However, the Company does believe that its IRR disclosure is an appropriate measure to assist investors in understanding an important element of the process that management uses to monitor and measure the performance of its long-lived media content.

The Company believes and respectfully submits that its content service offering, comprising its portfolio of acquired content in combination with certain other assets and liabilities including computer hardware and equipment and related software, is the lowest level at which it can identify cash flows that are largely independent of the cash flows of other groups of assets and liabilities and therefore considers it to comprise an individual asset grouping as defined by ASC 360-10-35-23.

4.                                     We note your response to prior comment 7 that you are able to reliably estimate expected page view numbers and advertising rates ahead of publication of new content and thus support your assertion that content embodies probable economic benefits.  We further note:  (i) your response to prior comment 6 that advertisers generally negotiate advertising spending based upon the number of page views and click though rates that can be reached on the company’s owned and operated websites in total, not based upon a single unit of content, and that your aggregated reporting systems are based on aggregated advertising generated by your content library rather than the amount generated by individual units, and (ii) your response to comment 5 that revenue arrangements entered into with partners are done on a portfolio basis, whereby advertising rates are tiered based upon the volume of advertising revenue generated by the entire portfolio of undeveloped websites, not on a website by website basis.  Tell us why you believe you are able to determine each individual piece of content will generate probable economic benefits and has a determinable life when your advertising revenue is generated from a combination of your entire portfolio of websites and content, and you are unable to measure the actual benefits received from each individual piece of content with any greater specificity.  In this regard, also tell us how you know that revenue generated in any particular period is not solely a result of new content published during that period.

Response:  We respectfully advise the Staff that this response should be read in conjunction with our response to comment 3 above.  The Company has responded to the Staff’s comment in three parts:

1.             The Company has determined that each individual unit of its media content generates probable economic benefits as follows:

•                  Content is systematically acquired and bundled with similar content, and is then managed by the Company on a portfolio basis.  The Company bundles its content to (i) make the overall consumer experience useful and (ii) broaden the appeal of its content portfolio to advertisers beyond what would be achieved by a single, narrow service offering or individual unit of content.  Please see page 107 of Amendment No. 3.

•     The Company’s proprietary and algorithmic-driven system and process is designed to identify and systematically acquire “evergreen” content based upon predetermined quantitative and qualitative characteristics, price points and thresholds for probable economic returns prior to the acquisition of an individual unit of content. This systematic process analyzes millions of Internet keywords and search queries, which it then compares with historical website visitor traffic and page view data to identify commercially valuable topics that provide indicative measures of probable economic benefits of content prior to its acquisition. Please see page 113 of Amendment No. 3.

•                  As discussed on pages 113 to 114 of Amendment No. 3, the Company has the ability to measure the expected and actual benefits of its evergreen content with a reasonable degree of precision through algorithmic-driven systems, processes and data tracking tools.  This allows the Company to identify, evaluate and acquire high volumes of commercially valuable evergreen content in an economically cost effective manner, as well as monitor and assess its performance over time through data tracking tools that provide a direct correlation of page view data to its content, providing a reasonable and sufficient basis to support the generation of probable economic benefits.

•                  The Company acknowledges that this portfolio approach and the scale at which it acquires content makes it difficult to measure the generation of economic benefits for every individual unit of content acquired.  However, while it is difficult to link every individual unit of content directly to a specific exchange transaction, such content can be individually correlated to consumer page views on the Company’s owned and operated websites.  Page views are a primary driver of an online advertiser’s decision to purchase advertising on a particular website.  As discussed in the response to comment 3 above, the Company’s IRR calculations demonstrate that individual pieces of content are being viewed by consumers, and thus generating value to the Company’s advertisers as well as direct and indirect revenues.

•                  The vast scale of the Company’s unique model – acquiring an average of 6,300 articles and videos per day during the three months ended September 30, 2010 alone – makes it time prohibitive and uneconomic to track the entirety of economic benefit of acquired content on a per unit basis.  In addition, because the Company’s content is bundled, priced and managed as a portfolio, page views have only an indirect (but highly correlated) relationship to the generation of revenues.  The Company is thus unable to use (nor would it be appropriate to use) individual content as a unit of account that has identifiable cash flows largely independent of the cash flows of other groups of assets and liabilities.

Accordingly, the Company manages its portfolio of content at an aggregated level.  However, the Company believes that the combination of its proprietary technologies, algorithms and content acquisition processes, as well as its ability to track and correlate page view data to its content on an ongoing basis, are sufficient to demonstrate that each individual unit of our content acquired embodies a probable economic benefit.

2.             The Company has determined that acquired content has a reasonably estimable determinable life, as follows:

•                  The Company acquires content that is specifically designed to meet a commercially viable market need.  Please see page 105 of Amendment No. 3.  Content acquired to meet this specified market need is ongoing and “evergreen”, as opposed to traditional newsworthy content, and therefore the acquired content by design has a continuing usefulness beyond its initial deployment, which is supported by objective and verifiable data.

•                  Substantially all media content acquired since March 2008 has been amortized over a period of five years representing the Company’s current, reasonable estimate of its useful life.  The five year estimated useful life continues to be supported by the Company’s analysis of current and historical data trends related to such content, as indicated based on the results of IRR calculations for quarterly cohorts as described in the response to comment 3 above.

•                  The Company regularly compares the economic returns projected on its aggregated content portfolio investment to actual returns achieved to date, which includes assessment of the estimated period that content will continue to generate future cash flows.  While the Company is less than five years old, it has access to historical data from acquired companies, which it combines with currently tracked data, related to page views and advertising revenue generated by evergreen content that has been deployed on websites since 2000.  The Company therefore has relevant historic data over a ten year period which it uses as a basis for, in part, its estimate of the useful life of evergreen content. The useful life is an estimate based on the best available information at this time. The Company will continue to monitor this estimate and revise it in the future if appropriate in accordance with ASC 250.

3.             The Company knows that revenue generated in any particular period is not solely a result of new content published during that period, as follows:

•                  Newly acquired “evergreen” content generally takes one to three months from its initial launch to season and begin generating the page views necessary to attract advertising revenue.

•                  The Company is able to produce objective and verifiable data (using page views) that supports the fact that revenue generated in any given period is not significantly impacted from new content published during that period, but instead, is generated from the Company’s aggregate portfolio of existing evergreen content, acquired through the systematic processes as described above.  For example, for the quarter ended September 30, 2010, approximately 1% of the Company’s Content & Media revenues were represented by direct revenues from content acquired during that same quarter as measured by IRR as discussed in the response to comment 3 above.

Revenue Recognition, page F-15

5.                                     We note your response to prior comment 9.  Please clarify the following details regarding these arrangements:

•                  We note your statement that the company includes the available advertising placement space on the Network of Customer Websites on its bidding platform and sells advertising space to the highest bidder.  Therefore, it appears that the advertising customers can select the website on which they place their advertisements.  Tell us how you have considered the customer’s discretion in supplier selection in your analysis.  Further, tell us how you have full latitude to establish the sales price if advertising space is sold to the highest bidder.

•                  We note your statement that the company fulfills its responsibilities to the advertiser for managing and optimizing the display of advertising by hosting an advertising exchange that places the material it selected directly on the Network of Customer websites webpage.  Please clarify what specific services the company is providing with this exchange, and tell us if there are substantive changes made to the advertisement by the company as part of this process.

•                  Tell us if the fee you earn is a fixed dollar amount or a stated percentage of the amount billed to the customer, and how you have considered the payment arrangements in your analysis.

Response:  In response to the Staff’s comment and to provide further clarification, the Company has summarized the transaction flows and related revenue recognition for the Network of Customer Websites as follows:

The Company typically contracts with individual members of the Network of Customer Websites to operate and manage all or standalone sections of their website(s).  In such arrangements, the Company is responsible for hosting and maintaining the website and is free to determine the nature and source of the advertising material that it contracts to sell on that website.  As part of its Content & Media service offering and similar to its owned and operated websites, the Company selects the advertising material available from all sources in the marketplace in order to maximize revenue across the Network of Customer Websites.  The sources of advertising revenue are either (i) a direct sale to an advertiser (“Advertiser”) or (ii) via an advertising network (“Ad Network”) such as Google AdSense.

The Company fulfills its responsibilities in their entirety with the third party with which it transacted (either with the Advertiser directly or Ad Network) by displaying advertising materials provided on the Network of Customer Websites.  The Company is responsible for the entire service delivery and the functions performed do not differ from those that would be necessary to display such advertising on the Company’s owned and operated websites.  Specifically, in relation to the Network of Customer Websites, the Company provides the hardware and related software that hosts the Network of Customer Websites, maintains and/or deploys content on their sites, provides the platform that interacts with the Advertiser and/or the Ad Network platform to ensure delivery of the advertising material, determines the sites across which the advertising material will be displayed, negotiates the transaction price with Advertisers or Ad Networks and fulfills all billing and cash collection activities related to that advertising.  No party to the transactions makes substantive changes to the advertisements; all advertising material received is required to be formatted in accordance with established industry standards and the Company’s deployment of that material is fully automated.  The individual members of the Network of Customer of Websites have no substantive involvement in either the maintenance of the Company managed portions of their website, the delivery of the advertising material, the selection of the source of the advertising or the nature of the advertising material displayed.  The individual members of the Network of Customer Websites is effectively a silent partner in the transaction and simply receives a share of the revenue that the Company negotiates and generates from the monetization of their website.

The Company negotiates the terms of the revenue share with individual members of the Network of Customer Websites independently of contracts with other parties.  The Company’s payments to the individual members of the Network of Customer Websites, which represent such individuals’ share of revenue previously negotiated in the arrangement, in exchange for its contract to manage and operate their websites are included as an expense within cost of services and are referred to as traffic acquisition costs.

In situations where the Company procures advertising material directly from the Advertiser, the Company recognizes revenue at the amount invoiced as it is the only party to that arrangement.  In such situations, the Advertiser is typically not aware of what specific websites on which its materials will be displayed; contracts are constructed to require volumes to be displayed on eligible sites (often determined by the subject matter related category ascribed to that website) and the Company determines on which websites that the advertising will be displayed in meeting the requirements.  The Company earns a fixed fee that it negotiates with the Advertiser for volumes delivered, which is typically based on a contracted amount per click or upon a certain number of page views.

In situations where the Company procures advertising material from an Ad Network, the Advertiser will have previously contracted with the Ad Network to display their advertising material against a multitude of pre-approved types of websites.  The Company neither has any involvement in nor visibility into these negotiations.  Once the Advertiser has contracted with the Ad Network, the advertising materials are placed on the Ad Network’s platform with which the Company has a contract to access.  The Company’s contract with the Ad Network’s platform provides it instant access to the pool of advertisers and advertising material the Ad Network has previously contracted to sell.  In addition, the contract allows the Company to place this material on any of its owned and operated websites or Network of Customer Websites, at its full discretion.  There are no minimum purchase commitments, the Company negotiates pricing with the Ad Network and the Company is free to procure advertising materials from alternative sources.  Further, the Company has full responsibility for all aspects of the service, including advertising material selection and deployment under such transactions.  Again, the Network of Customer Websites is a silent partner in this arrangement and is entitled only to its negotiated share of the revenue. The Company advises the Staff that the bidding platform referred to in its previous response is an internal system that it uses to continually monitor its resource of available advertising space and is designed to allow the Company to identify the most attractive pricing available in the market place from a variety of sources at that point in time such that it can attempt to optimize the returns on its available resources.

The Company recognizes this revenue at the amount that it bills the Ad Network (rather than the total amount paid by the Advertiser as the Ad Network is the primary obligor in the relationship with the Advertiser).  The Company is typically paid by the Ad Network based on a share of the advertising revenue that was generated for the Ad Network based on the number of click throughs generated from the

Company’s owned and operated websites or Network of Customer Websites.  The Company negotiates the terms of the revenue share agreement with the Ad Network independent of other parties.

For advertising materials obtained from either source, the Company recognizes revenue at the amount that it invoices its customer and records an expense within cost of services for any traffic acquisition costs incurred via a revenue share arrangement where it is contracted to operate and manage the Network of Customer Websites on their behalf.  In all situations, the Company has full discretion in supplier selection.

Based on the above, the Company believes that it acts as the primary obligor in its relationship with Advertisers or Ad Networks when placing advertising materials on Network of Customer Websites and that its revenue recognition for these arrangements is appropriate.

*                                        *                                        *                                        *

Please do not hesitate to contact me by telephone at (650) 463-4661 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

Robert A. Koenig, Esq.
of LATHAM & WATKINS LLP

Enclosures

cc:	Richard M. Rosenblatt, Demand Media, Inc.
Matthew P. Polesetsky, Esq., Demand Media, Inc.
W. Alex Voxman, Esq., Latham & Watkins LLP
Kevin P. Kennedy, Esq., Simpson Thacher & Bartlett LLP